3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA 19103-2799

215.981.4000

Fax 215.981.4750

John P. Falco

direct dial:  (215) 981- 4659

direct fax:  (866) 422 - 2114

falcoj@pepperlaw.com

June 30, 2015

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:  Mark Cowan, Esq.

Re:	FundVantage Trust
1940 Act File No. 811-22027
1933 Act File No. 333-141120

Dear Mr. Cowan:

This letter responds to the oral comments of the staff of the Commission (the “Staff”) to Post-Effective Amendment No. 113 (“PEA 113”) to the Trust’s Registration Statement on Form N-1A.  PEA 113 was filed on April 16, 2015 pursuant to Rule 485(a) under the Securities Act of 1933 (the “Securities Act”) to register the Rivington Diversified International Equity Fund by WHV (the “International Equity Fund”) and the Rivington Diversified Global Equity Fund by WHV (the “Global Equity Fund” and together with the International Equity Fund, the “Funds”), each a new series of the Trust, under the Investment Company Act of 1940 and to register the Funds’ shares under the Securities Act.

We appreciate the opportunity to address the Staff’s comments regarding certain disclosure in the Prospectus and Statement of Additional Information (“SAI”) contained in PEA No. 113 with respect to the Funds.  We have organized this letter by setting forth the Staff’s comments in italicized text followed by the Trust’s response.

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PROSPECTUS

Cover Page

1.              Confirm that, when received, the ticker symbol for each Fund will be provided on the cover page of the prospectus

Response:  Confirmed.

Prospectus Summary (Both Funds)

2.              Include in the disclosure regarding portfolio turnover that each Fund has recently commenced operations and does not have portfolio turnover information to provide.

Response:  The Prospectus has been revised to reflect the Staff’s comment.

3.              Since each fund’s name includes a term indicating international or global focus.  Please expressly describe how a Fund will “invest [its] assets in investments that are tied economically to a number of countries throughout the world.”  See Investment Company Names, Investment Company Act Release No. 24828, at n. 42 (Jan. 17, 2001).

Response:  The Prospectus has been revised to address the Staff’s comment.

4.              The prospectus summary for each Fund discloses the ability to invest in frontier markets. Provide a definition for “frontier markets” and to the extent this is a principal investment strategy include a principal risk factor regarding frontier market risk.

Response:  The Prospectus has been revised to address the Staff’s comment to provide a definition for “frontier markets.”   While each Fund may invest in frontier markets, such investments are not principal investment strategies of either Fund. Accordingly, principal risk disclosure regarding frontier market risk has not been added to the Prospectus.

5.              The Fund discloses that it may invest in preferred stock, exchange traded funds, convertible preferred stock, warrants and rights.  To the extent a principal investment strategy, add principal risk disclosure regarding the Fund’s use of such equity-related investments.

Response:   While each Fund may invest in such equity-related investments, such investments are not principal investment strategies of either Fund. Accordingly, no changes have been made to the Prospectus to address this comment.

Prior Performance of the Principal Portfolio Manager (Both Funds)

6.              Consider including a brief preamble to each strategies’ prior performance disclosure in order to put the three performance presentations in context.

Response:  The Prospectus has been revised to address the Staff’s comment.

7.              Comments with respect to separate account performance:

a.                                      Confirm in your response that the Adviser has the necessary records to support the calculation of performance, as required by rule 204-2(a)(16) under the Investment Advisers Act.

Response:  The Registrant has confirmed with the Adviser that the Adviser is in possession of the supporting records for the performance presented for each Account.

b.                                      Please confirm in your response that no other accounts exist that are substantially similar to those of the Funds (as performance should include all such accounts) for the periods presented.

Response:  Confirmed.

c.                                       Please provide in your response the approximate value of each of the Accounts.  In addition, please confirm that neither Account was created for the primary purpose of building a performance track record.

Response:  The value of each Account is approximately $40,000.  Each Account was utilized by primarily to achieve personal investment returns for the portfolio management team.  Additionally, the Accounts continue the long-term performance record established for each investment strategy.  As noted in response 7.b. above, (i) each Account was the only account managed by the portfolio manager for the period presented utilizing the specific investment strategy and process, and (ii) the information with respect to each Account reflects actual results for which the Adviser has supporting records.

d.                                      With respect to prior performance for both strategies, revise the fifth paragraph under “Separate Account Performance” to more clearly describe the fees of each Account. Explain the rationale for adjusting the performance to reflect only the Fund’s management fee.

Response:  The Prospectus has been revised to address the Staff’s comment.  The performance information for each Account has been revised to present performance of each Account net and gross of each Fund’s “Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement” as included in the respective fee table presented in the summary portion of the Prospectus.

e.                                       Disclosure for separate account performance indicates that it uses the CFA method and also states that such information was calculated using the Modified-Dietz method.  Please clarify whether the Modified Dietz method is the CFA method or if it is one of several methods that are permitted to be used by the CFA.

Response:  The Prospectus has been revised to address the Staff’s comment.

f.                                         In your response, provide the rationale for reflecting “Annualized Total Returns” and explain the appropriateness of reflecting such information on an annualized basis.  Also, explain why you believe it is appropriate to show performance over such a short period and whether such limited information is indicative of the strategy’s performance.  At a minimum, include disclosure stating that the very short performance history may not be indicative of the strategy’s performance.

Response:  The Prospectus has been revised to address the Staff’s comments.  The reference to “annualized” total returns was an error and has been corrected to reflect “Total Returns.”  The Adviser believes that the presentation of the Account performance, notwithstanding the shortness of the period, is appropriate in light of the total presentation to show how the strategies performed in recent market conditions and provides a basis for the Combined Performance presented.

8.              Comments with respect to similarly managed registered investment company performance:

a.                                      Confirm in your response that the registrant has the necessary records to support the calculation of performance, as required by rule 204-2(a)(16) under the Investment Advisers Act.

Response:  The information provided was derived from the registration statement for each similarly managed registered investment company performance (each a “Comparable Fund”).

b.                                      In a supplemental submission the Registrant should:

i.     State that the portfolio manager for each Fund, while managing the other investment company, was the person identified in the other investment company’s prospectus as the person responsible for day-to-day management for the entire performance period shown.

Response:  Mr. Knerr was identified as the “Lead Portfolio Manager” for each Comparable Fund.  Mr. Knerr has the same role with respect to each Fund.

ii. In order to use the prior performance the portfolio manager must be “primarily responsible” for prior performance with respect to each strategy and each Fund’s performance.

Response:  The Prospectus has been revised to disclose that, during the relevant period, the Portfolio Manager exercised final decision-making authority over all material aspects concerning the investment objective, policies, strategies, and security selection decisions of each Account and each Comparable Fund, that no other person played a significant role in the investment decision-making process and that the Portfolio Manager exercises the same level of authority and discretion in managing each Fund. The investment objective, policies and strategies of each Account and each Comparable Fund are substantially similar in all material respects to those of the respective Fund.

c.                                       Please confirm that name of the Victory International Equity Fund.

Response:  The correct name of the Comparable Fund for the International Fund is “Victory International Fund.”  Note that references to each Comparable Fund’s name have been removed from the revised Prospectus.

d.                                      With respect to the prior performance for each Comparable Fund, prior performance must be either (a) net of all actual fees/expenses, including sales loads relating to the Comparable Fund, or, (b) adjusted to reflect all of the fund’s expenses listed in a Fund’s fee table, including sales load provided that the adjustment does not result in higher performance.

Response:  The Prospectus has been revised to reflect the Staff’s comments.  Comparable Fund performance presents the performance of the Class I shares of each Comparable Fund net of all actual fees/expenses.

e.                                       To the extent applicable to the class being presented sales loads must be reflected in the performance reflected in the bar chart.  Disclose that the other classes not presented were subject to sales loads and that performance for such other classes is less than those shown.

Response:  As noted in response to 8.d. above, Comparable Fund performance provides the performance of Class I shares of each Comparable Fund, which were not subject to a sales load.  The Prospectus has been revised to state that other share classes of a Comparable Fund may have been charged sales loads, higher or lower distribution/servicing fees or higher expenses which, if reflected, would result in lower or higher performance.

f.                                         Revise to reflect that the performance in the table is “Average Annual Total Returns.”

Response:  The Prospectus has been revised to reflect the Staff’s comment.

9.              Comments with respect to “Chronologically Linked Performance of Separate Account and Similarly Managed Registered Investment Company”

a.                                      These headings in this section (which includes name of the fund) could be mistaken to imply that the performance is the fund’s.  Please revise.

Response:  The Prospectus has been revised to reflect the Staff’s comment.

b.                                      Clarify in the heading to the Trailing Return table that such returns are average annual trailing returns.

Response:  The Prospectus has been revised to reflect the Staff’s comment.

Redemption Policies

10.       Briefly disclose the potential risks related to in-kind redemptions.

Response:  The Prospectus has been revised to reflect the Staff’s comment.

STATEMENT OF ADDITIONAL INFORMATION

11.       Disclosure regarding reverse repurchase agreements should discuss the limitations under Section 18 of the 1940 Act.

Response:  The SAI has been revised to reflect the Staff’s comment.

12.       Consider adopting a policy with respect to investment in illiquid securities.

Response:  As stated under “Investment Policies-Illiquid Securities,” each Fund may not knowingly invest more than 15% of its net assets in illiquid securities.

13.       On page 50, insert the name of the independent registered public accounting firm and its principal business address.

Response:  The SAI has been revised to reflect the Staff’s comment.

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Please direct any questions concerning this letter to the undersigned at 215.981.4659.

Very truly yours,

/s/ John P. Falco

John P. Falco

cc:	Mr. Joel Weiss
John M. Ford, Esq.

EXHIBIT A

FUNDVANTAGE TRUST
301 BELLEVUE PARKWAY
WILMINGTON, DE  19809

June 30, 2015

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	FundVantage Trust (the “Trust”)
File Nos. 333-141120 and 811-22027

Dear Sir or Madam:

In connection with the Trust’s response to certain oral comments received from the Commission staff with respect to Post-Effective Amendment No. 113, the Trust’s registration statement on Form N-1A filed with the Commission on April 16, 2015 (the “Amendment”), the Trust is providing the following, as instructed:

The Trust acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the Amendment, (ii) Commission staff comments or changes to disclosure in response to staff comments in the Amendment reviewed by the staff do not foreclose the Commission from taking any action with respect to the Amendment, and (iii) the Trust may not assert staff comments with respect to the Amendment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions concerning this letter to John P. Falco of Pepper Hamilton, LLP, counsel to the Trust, at 215.981.4659.

Very truly yours,

/s/ Joel L. Weiss

Joel L. Weiss
President

Cc:	Mark Cowan, Esq., Securities and Exchange Commission John P. Falco, Esq.